Schedule II
(Amended and Restated as of September 28, 2016)

Trust Series
Destra Investment Trust
Destra Dividend Total Return Fund
Destra Wolverine Alternative Opportunities Fund
Destra Flaherty & Crumrine Preferred and Income Fund
Destra Focused Equity Fund

Destra Investment Trust II
Destra Flaherty & Crumrine Preferred and Income Fund
Destra Focused Equity Fund

Destra Wolverine Asset Subsidiary*

* The noted investment vehicle is not a registered investment company under the Investment Company Act of 1940 (each a “non-RIC”). If a term or provision of the Agreement is inapplicable to a non-RIC or its shares because it (i) applies to a regulatory provision or scheme not applicable to non-RICs, (ii) applies to a structural feature either not present in a non-RIC or not applicable to a non-RIC’s shares, or (iii) is unambiguously not applicable to a non-RIC based on its context, then such term or provision of the Agreement shall not apply to such non-RIC or its shares.